INOVA TECHNOLOGY, INC.
2300 W. Sahara Ave. Suite 800
Henderson, NV 89102

Mr. Mew, Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: March 26, 2010 letter

Mr. Mew,

We have received and reviewed your letter in connection with the April, 2009 and January, 2010 filings. This is a response to your questions.

1)	Intangible assets, goodwill and impairment of long lived assets

This is proposed revised disclosure, which we intend to use in the 10K we are currently working on for April, 2010/April, 2009:

Intangibles are recorded at cost and amortized on the straight-line method over their estimated useful lives. Intangibles are all assigned to definite-life assets. Goodwill and intangibles are reviewed annually. Intangible valuation and Goodwill impairment are determined using similar processes.

For intangibles, the first step is to compare the fair value of the intangible to its carrying amount.
Then there is a determination of the undiscounted cash flows of the subject finite-lived asset to determine whether the asset passes or fails step one of the impairment process.

For Goodwill, the first step is to compare the fair value of a reporting unit with its carrying amount, including goodwill. Then there is a determination of the fair value of the reporting unit using income-, market- and asset-based valuation approaches to determine whether the fair value exceeds the carrying value of the reporting unit's equity.

Inova determines the fair value of both intangibles and reporting units by using a discounted cash flow (“DCF”) analysis approach. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the DCF analyses are based on Inova’s budget and long-term business plan, and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

2) The increase in revenue producing equipment is due to the Trakkers acquisition. These assets were owned by Trakkers.

3) The increase in accumulated depreciation is partly due to current year depreciation and mainly due to accumulated depreciation of $2,854,539 from the assets in #2 above that was inadvertantly carried over. We will correct this in the prior year section of the 10K we are working on now for April, 2010.

4) These were typos-both allocations are final

5) The $400,000 note was part of the $861,564 loan to Southbase in note 7.

6) We did not receive a waiver from Ascendiant, the lender listed on p.23 as their documents did not call for a registration statement. The Boone waiver covered the entire balance of $2,717,372 at April, 2009 and $1,433,599 at April, 2008.

7) Regarding the redeemable preferred stock, the Company, who controls the event, believes the issuance of common stock is the most likely outcome. This option is preferable to paying cash or issuing stock of Trakkers because those options require use of resources which are more scarce.  We have not had similar transactions.

Management was required to make a decision within a year of the transaction, by September, 2009. Management decided to select the common stock redemption method. By October, 2010 management is required to execute the conversion, which will be occur in 3 annual distributions. Because of the likelihood of conversion to a fixed number of shares of common stock and control by management of the redemption, permanent equity treatment was deemed appropriate. (per ASC 480-10-25 and Rule 5-02.28)

8) 52,500 warrants were issued to Southbase as indicated in note 15. There were also 23,907 anti-dilution warrants issued to Boone.

9) The additional warrants did have an incremental value increase to the holders. However, there is no accounting guidance on modification to investor warrants. Therefore warrants were not accounted for as incremental value from the Company’s viewpoint.  This is because the warrants were all detachable and therefore subsequent to the note issue date the note and warrants were accounted for as separate instruments.  The anti-dilution provision was within the freestanding warrant agreement and was unrelated to the debt instrument.  Because of this, the issuance of the anti-dilution warrants was considered to be similar to a modification of a warrant originally granted in a sale of equity which does not have any accounting guidance requiring any accounting impact.

10) The put options are only effective upon exercise of the warrants and various dates (2009-2017) of effectiveness of the put option agreements. Because of this condition, there is not a liability until specific events have occurred. The exercise price of the puts is not fixed as it is based on a measure of EBITDA adjusted for debt, cash and per cent ownership of the company’s stock.

The anti-dilution modification of the warrants removed the provisions that triggered derivative accounting under EITF 07-05, further reinforcing that the warrants should be classified as equity. Specifically, the sections in the agreements related to issuing anti-dilutive warrants based on a measure other than one linked to the company’s stock price were removed. We considered the classification and whether there are embedded derivatives and also analyzed whether it is indexed to the company’s stock price (per ASC 480-10-25 and 815-40-55).

These instruments are separate and distinct, and the puts are dependent upon the warrants being exercised.

11) Attached

12) Regarding the 2% penalty for not filing registration statements, the extensions waive the penalties until April, 2010. The amount can not be estimated as the warrants were not converted as of the filing dates. We anticipate that the lender will continue to waive this requirement due to the cost of the registration statements. For the same reason, it is not expected that the lender will require the payment since the lender knows the company is paying most of its resources to its debt already. The language was used because the lender’s counsel uses it for other companies, but they are larger companies and may not need waivers.

We believe this responds to your questions pertaining to the filings. Thank you for your consideration. Please contact me should you have any questions.

Regards,

Bob Bates, CPA, CVA, CFO, CFE

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Adam Radly, Chief Executive Officer, certify that:

1.   I have reviewed this annual report on Form 10-K of Inova Technology Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: August 10, 2009	/s/ Adam Radly
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Bob Bates, Chief Financial Officer, certify that:

1.   I have reviewed this annual report on Form 10-K of Inova Technology Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: August 10, 2009	/s/ Bob Bates
Chief Financial Officer